UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 ("Amendment No. 4") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015, Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 16, 2015 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 18, 2015 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 17 of the Schedule 14D-9:

"On December 21, 2015, the Company received from the Offerors a proposed amendment to the Merger Agreement that provided for, among other things, an increase in the offer price from $0.35 to $0.48 per Share and an increase in the termination fee from $1,200,000 to $2,500,000.

On December 22, 2015, at the time that the Board was meeting to consider the proposed amendment to the Merger Agreement, the Company received a revised Acquisition Proposal from the third party that previously offered to acquire all of the outstanding Shares for $0.48 per Share in cash pursuant to an all-cash tender offer and second-step merger. The revised Acquisition Proposal raised the offer price from this third party to $0.54 per Share and otherwise did not change the terms of its proposed merger agreement.

On December 22, 2015, the Company’s Board of Directors, after consultation with its financial and legal advisors, unanimously determined that the revised Acquisition Proposal from the third party to acquire all of the outstanding Shares for $0.54 per Share in cash pursuant to an all-cash tender offer and second-step merger constitutes a "Superior Offer" within the meaning of the Merger Agreement.

In accordance with the terms of the Merger Agreement, the Company notified GaAs Labs of the Board of Directors’ determination and intention to effect a change of recommendation and to terminate the Merger Agreement. This notice commenced a two business day period that will expire on December 28, 2015, during which the Company may not change its Board’s recommendation nor terminate the Merger Agreement and GaAs Labs has the right to make proposals to the Company.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(D)

Press Release issued by the Company on December 23, 2015 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: December 23, 2015

4